Exhibit 99.1

Scotiabank Signs Agreement to Acquire a Majority Stake in Colombian Pension Fund Company Colfondos AFP

TORONTO AND BOGOTA, Aug. 14, 2012 /CNW/ - Scotiabank today announced that it has reached an agreement to acquire a 51 percent stake in Colfondos AFP, Colombia's fourth largest pension fund company, pending regulatory approval. The terms of the transaction are not financially material and were not disclosed. After completion of the transaction, Mercantil Colpatria will retain 49 per cent ownership in the firm.

"Expanding Global Wealth Management's footprint in Latin America is a strategic priority for Scotiabank and the acquisition of a majority stake in Colfondos will increase our regional presence in this segment," said Chris Hodgson, Group Head of Global Wealth Management at Scotiabank. "Colfondos has achieved a great deal of success and, with our partners at Mercantil Colpatria, we look to continue the growth and expansion of this business."

Scotiabank also operates pension fund company Profuturo AFP in Peru, which it acquired in 2008, and Scotia Crecer AFP in the Dominican Republic, which it acquired in 2007.

Colfondos, with US$9.25 billion in Assets Under Management, has grown its presence to 27 offices in 20 cities across Colombia and 1,200 employees since it was founded in 1991. In 2009, Mercantil Colpatria acquired a majority stake in Colfondos.  Anchor Fund and Linzor Capital Partners currently hold minority stakes in Colfondos and have agreed to sell these stakes to Scotiabank as part of the transaction.

"We are very pleased to work with Scotiabank, with their proven experience and success in wealth management," said Alcides Vargas Manotas, President of Colfondos AFP. "We are certain that Scotiabank's global capabilities will contribute to Colfondos' current investment portfolios resulting in innovative and value added alternatives for our clients."

In January 2012, Scotiabank formed a strategic partnership with Mercantil Colpatria and acquired 51 per cent of Banco Colpatria.

"We continue to invest in Colombia because we see this as a market with great potential for growth," said Brian Porter, Group Head of International Banking at Scotiabank. "A presence in the retail space through Banco Colpatria and now the wealth market through Colfondos provides great opportunity for Scotiabank and Mercantil Colpatria to realize organic growth."

Scotiabank in Colombia

•         Scotiabank entered the retail banking market in Colombia with the purchase of a 51 per cent stake in Banco Colpatria in January of 2012.

•         Scotiabank, through its Global Banking and Markets division, entered Colombia in 2010 with the acquisition of the wholesale banking operations of RBS.

•         Scotiabank has had a presence in Central and South America for more than 40 years.

Scotiabank in Central & South America

•         Scotiabank has operations in 13 countries in Central and South America including Peru, Chile, Panama, Brazil, Uruguay, Costa Rica, Guatemala, Colombia, El Salvador, Guyana, Nicaragua, Belize and Venezuela.

•         Scotiabank's international operations include a number of asset management, insurance and full service brokerage businesses. Through its Global Wealth Management division, Scotiabank also offers private banking and trust administration services to high net worth clients worldwide.

Scotiabank is one of North America's premier financial institutions and Canada's most international bank. With more than 80,000 employees, Scotiabank and its affiliates serve some 19 million customers in more than 55 countries around the world. Scotiabank offers a broad range of products and services including personal, commercial, corporate and investment banking. With assets of $660 billion (as at April 30, 2012), Scotiabank trades on the Toronto (BNS) and New York Exchanges (BNS). For more information please visit www.scotiabank.com.

SOURCE: Scotiabank

%CIK: 0000009631

For further information:

For media enquiries: Paula Cufre, Scotiabank Media Relations, 416-866-4833, Paula.cufre@scotiabank.com

CO: Scotiabank

CNW 02:23e 14-AUG-12